POWUR, PBC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2022 AND 2021

INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders
of Powur, PBC

Opinion

We have audited the accompanying financial statements of Powur, PBC (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of operations, stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control related matters that we identified during the audits.

dbbmckennon

dbb*mckennon*
San Diego, California
December 6, 2023

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

POWUR, PBC

BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets:		
Current assets		
Cash and cash equivalents	$ 49,411,071	$ 13,845,422
Investments	-	4,992,852
Accounts receivable, net	21,408,170	6,787,819
Inventory	14,680,196	12,579,109
Prepaid expenses	10,952,388	4,178,817
Total current assets	96,451,825	42,384,019
Property and equipment, net	5,920,535	1,685,575
Right of use asset - operating	183,088	-
Intangible assets - digital asset	438,524	1,000,000
Related party note receviable	1,000,000	-
Other assets	1,319,822	845,767
Total assets	$ 105,313,794	$ 45,915,361
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 23,992,270	$ 11,521,408
Accrued liabilities	8,504,839	4,434,649
Customer deposits	36,166,099	6,761,585
Income taxes payable	2,679,209	1,015,285
Right of use liability - operating	168,603	-
Commissions payable	5,003,621	2,187,211
Total current liabilities	76,514,641	25,920,138
Long term liabilities		
Right of use liability- operating, net of current portion	14,485	-
Warranty accrual, net of current portion	3,641,342	1,892,162
Total long term liabilities	3,655,827	1,892,162
Total liabilities	$ 80,170,468	$ 27,812,300

Commitments and contingencies (Note 6)

See accompanying notes to these financial statements.

POWUR, PBC

BALANCE SHEETS

(continued)

	December 31, 2022	December 31, 2021
Stockholders' Equity:		
Convertible preferred stock, $0.0001 par value; 10,000,000 shares authorized as of December 31, 2022 and 2021, respectively		
Series 1 preferred stock; 375,000 shares designated, issued and outstanding as December 31, 2022 and 2021, respectively	$ 150,000	$ 150,000
Series 2 preferred stock; 1,379,770 shares designated, 1,379,763 issued and outstanding as December 31, 2022 and 2021, respectively	749,268	749,268
Series 3 preferred stock; 5,852,385 shares designated, 3,203,834 issued and outstanding as December 31, 2022 and 2021, respectively	1,085,704	1,085,704
Series 4 preferred stock; 1,574,024 shares designated, issued and outstanding as December 31, 2022 and 2021, respectively	484,367	484,367
Series 5 preferred stock; 557,873 shares designated, 554,318 issued and outstanding as December 31, 2022 and 2021	5,315,926	5,315,926
Common stock, $0.0001 par value; 25,000,000 shares authorized as of December 31, 2022 and 2021, respectively		
Class A common stock, 8,500,000 shares designated, issued and outstanding as of December 31, 2022 and 2021, respectively	850	850
Class B common stock, 16,500,000 shares designated; 3,881,647 and 3,866,989 shares issued and outstanding as of December 31, 2022 and 2021, respectively	387	386
Additional paid-in capital	9,617,445	7,342,462
Retained earnings	7,739,379	2,974,098
Total stockholders' equity	25,143,326	18,103,061
Total liabilities and stockholders' equity	$ 105,313,794	$ 45,915,361

See accompanying notes to these financial statements.

POWUR, PBC

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Revenues, net	$ 328,406,102	$ 187,877,093
Cost of goods sold	218,379,796	122,895,870
Gross profit	110,026,306	64,981,223
Operating expenses:		
General and administrative	27,483,031	12,304,531
Sales and marketing	74,292,301	49,250,768
Research and development	708,836	1,099,485
Total operating expenses	102,484,168	62,654,784
Income from operations	7,542,138	2,326,439
Other income (expense):		
Other income (expense)	(388,622)	(18,041)
Total other income (expense)	(388,622)	(18,041)
Income before provision for income taxes	7,153,516	2,308,398
Provision for income taxes	(2,388,235)	(594,893)
Net income	$ 4,765,281	$ 1,713,505

See accompanying notes to these financial statements.

POWUR, PBC

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 and& 2021

	Preferred Stock										Common Stock						Total
	Series 1		Series 2		Series 3		Series 4		Series 5		Class A		Class B		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance, December 31, 2020	375,000	$ 150,000	1,379,763	$ 749,268	3,203,834	$ 1,085,704	1,574,024	$ 484,367	-	$ -	8,500,000	$ 850	3,167,804	$ 316	$ 2,370,546	$ 1,260,593	$ 6,101,644
Proceeds from sale of preferred stock	-	-	-	-	-	-	-	-	554,318	5,315,926	-	-	-	-	-	-	5,315,926
Proceeds from sale of common stock	-	-	-	-	-	-	-	-	-	-	-	-	361,385	36	3,240,380	-	3,240,416
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	-	-	337,800	34	64,174	-	64,208
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,667,362	-	1,667,362
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,713,505	1,713,505
Balance, December 31, 2021	375,000	150,000	1,379,763	749,268	3,203,834	1,085,704	1,574,024	484,367	554,318	5,315,926	8,500,000	850	3,866,989	386	7,342,462	2,974,098	18,103,061
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	-	-	14,658	1	6,566	-	6,567
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,268,417	-	2,268,417
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,765,281	4,765,281
Balance, December 31, 2022	375,000	$ 150,000	1,379,763	$ 749,268	3,203,834	$ 1,085,704	1,574,024	$ 484,367	554,318	$ 5,315,926	8,500,000	$ 850	3,881,647	$ 387	$ 9,617,445	$ 7,739,379	$ 25,143,326

See accompanying notes to these financial statements.

POWUR, PBC

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,765,281	$ 1,713,505
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	779,270	190,307
Realized loss on investment	3,829	7,148
Unrealized loss on intangible asset - digital assets	561,476	-
Stock-based compensation	2,268,417	1,667,362
Allowance for doubtful accounts	724,462	-
Gain on debt forgiveness	-	(120,219)
Realized currency gain	(23,554)	-
Changes in operating assets and liabilities:		
Accounts receivable	(15,344,813)	(1,766,135)
Inventory	(2,101,087)	(10,370,049)
Prepaid expenses and other assets	(7,247,626)	(1,859,140)
Accounts payable	12,494,416	668,064
Accrued liabilities	3,883,782	2,563,095
Income taxes payable	1,663,924	(302,727)
Customer deposits	29,404,514	982,917
Commissions payable	2,816,410	(140,683)
Warranty accrual	1,935,588	1,400,250
Net cash provided by (used in) operating activities	36,584,289	(5,366,305)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(5,014,230)	(1,804,930)
Purchase of intangible asset - digital assets	-	(1,000,000)
Loan to related party	(1,000,000)	-
Redemption (Purchase) of short term investments	4,989,023	(5,000,000)
Net cash used in investing activities	(1,025,207)	(7,804,930)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Exercise of stock options	6,567	64,208
Repayment of notes payable	-	(159,900)
Proceeds from sale of preferred stock	-	5,315,926
Proceeds from sale of common stock	-	3,240,416
Net cash provided by financing activities	6,567	8,460,650
Increase (decrease) in cash and cash equivalents	35,565,649	(4,710,585)
Cash and cash equivalents, beginning of year	13,845,422	18,556,007
Cash and cash equivalents, end of year	$ 49,411,071	$ 13,845,422
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 272,286	$ 1,043,849
Non cash investing and financing activities:		
Right-of-use asset and liability	$ 321,471	$ -

See accompanying notes to these financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Powur, PBC ("Powur" or the "Company"), is a public benefit corporation organized under the laws of the state of Delaware on January 2, 2014. Powur's core mission is to accelerate the adoption of clean energy worldwide. The Company was founded to make the environment and world a better place for generations to come. Promoting the adoption of clean, renewable and sustainable energy production is at the heart of that belief and is what permeates through its organization, from its corporate employees to its sales team and ultimately to its homeowner/customers.
Powur operates in the renewable energy market by providing a direct sales force to facilitate sales of solar photovoltaic energy generation systems to both retail (homeowner) customers and lite commercial customers. The Company has built a national network of strategic partnerships with solar energy companies across the United States to install the solar systems it sells.

The physical product installation is performed by third party qualified installers, under the Company's supervision. As the business model evolves, the Company believes they will be able to expand internal control of various aspects of the installation process, including racking, site survey, engineering, and permitting, and interconnection.

The Company continued to sell systems under the prior years' model through general contractor partners who directly contracted with the customer ("Non-GC"). Non-GC revenue represented less than 1% for 2021 total, as this was completely phased out by December 31, 2021.

The Company also provides its solar consultants with a user friendly yet sophisticated Software as a Service (SaaS) platform that provides a suite of services to facilitate project management, team management, commissions, disbursement and communication among all stakeholders. The SaaS platform, including onboarding and training fees, represented approximately 2% of 2022 total revenue and is the core product that allows for seamless communication between stakeholders.

The Company continues to expand its technology stack, with additional features and functionality accessible to its consultants, customers, and installers nationwide, elevating the solar experience for all stakeholders, and driving further adoption of solar energy nationwide.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Risks and Uncertainties

The Company's operations are subject to new innovations in product design and function. Significant technical changes can have an adverse effect on product lines offered by the Company. Staying current and deploying new products are important elements to achieve and maintain profitability in the Company's industry segment.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, warranties, loss contingencies, percentage of completion of projects, the valuations of stock options, realization of deferred tax assets and recognition of allowance for doubtful accounts. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2022, approximately 97% of cash and cash equivalents were held across three accredited financial institutions, with approximately 3% in payment processor partners awaiting transactions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Equity Investments

Equity investments with readily determinable fair values are recorded at fair value with changes in fair value recorded as unrealized gain/loss on investments. Realized gains or losses resulting from the sale of equity investments are calculated using the specific identification method and are included in realized gain/loss on investments. As of December 31, 2021, the Company had approximately $5.0 million in equity investments in a highly liquid investment account. During 2022, the account was completely liquidated. The Company recognized a realized loss related to the investment of $3,829, which was recorded within other income and expense on the statement of operations.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

• Level 1—Quoted prices in active markets for identical assets or liabilities.

• Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

• Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's accounts receivable, prepaid expenses, other current assets, accounts payable, accrued expenses and deferred revenue approximate their fair values due to the short-term nature of these assets and liabilities. As of December 31, 2021, the Company's investments and digital assets were considered a Level one 1 asset. The investment was liquidated in 2022 (See *Equity Investments*).

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2022 and 2021, the Company had an allowance for doubtful accounts of $879,870 and $155,408, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2022 and 2021, inventory consisted of solar equipment purchased from the Company's suppliers. Management determined that an allowance for obsolete inventory was not significant for years ended December 31, 2022 or 2021.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment, computers, software and furniture and fixtures are depreciated over periods ranging from three to five years, and leasehold improvements over the shorter period of the lease or the life of the asset. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized. Deductions are made for retirements resulting from renewals or betterments. Depreciation expense for the year ended December 31, 2022 and 2021 was $183,464 and $131,037, respectively.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with ASC 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the function intended. Depreciation expense for the year ended December 31, 2022 and 2021 was $595,806 and $59,270, respectively.

Intangible Assets - Digital Assets

The Company currently accounts for all digital assets held as a result of these transactions as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. We have ownership of and control over our digital assets and we may use third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently remeasured on the balance sheet at cost, net of any impairment losses incurred since acquisition.

The Company determines the fair value of our digital assets on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that we have determined is the principal market for such assets (Level 1 inputs). On an annual basis the Company performs an analysis to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that our digital assets are impaired. Impairment losses are recognized within other income and expense in the period in which the impairment is identified. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale(s), at which point they are presented net of any impairment losses for the same digital assets held within other income and expense. In determining the gain to be recognized upon sale, we calculate the difference between the sales price and carrying value of the digital assets sold immediately prior to sale. As of December 31, 2022, the fair market value of the digital assets was less than the cost and thus an impairment was required. As of December 31, 2022, the Company recognized an unrealized loss of approximately $561 thousand, which was recorded within other income and expense on the statement of operations.

Leases

On January 1, 2022, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02), which establishes ASC 842 and supersedes the lease accounting guidance under ASC 840. The standard generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and provide enhanced disclosures on the amount, timing, and uncertainty of cash flows arising from lease arrangements. The Company adopted ASC 842 using the modified retrospective approach. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward historical assessments of lease identification, lease classification, and initial direct costs. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months of less.

The adoption of ASC 842 resulted in a recognition of a right of use asset and liability - operating of $321,471 on the Company's balance sheet relating to the lease as of January 1, 2022. The adoption of the standard had an immaterial effect on the Company's statements of operations and cash flows.

Revenue Recognition

The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company's revenues primarily result from the sale of solar photovoltaic energy generation systems to both retail (homeowner) customers and lite commercial customers and subscriptions to its sales consultants to the Company's SaaS platform. A small percentage of revenue is derived through fees paid by the Company's sales consultants for onboarding and training, along with access and support on the Company's sales platform.

The Company records revenue net of sales tax, value added tax, excise tax and other taxes collected on behalf of customers concurrent with revenue-producing activities. The Company has elected to recognize the cost for freight and shipping when control over the products sold passes to customers and revenue is recognized and included within cost of sales.

The Company's contracts with customers do not typically include extended payment terms. Payment terms vary by contract type and type of customer and generally range from 15 to 30 days from permitting or installation.

Solar Photovoltaic Sales ("PV")

The Company's revenue prior to March 2020 was generated by projects that Powur referred to general contractor customer for contract and installation of PV systems ("non-GC"). Powur recognized revenue upon receipt of the commission upon installation of the system as evidence that the Company's performance obligation had been fulfilled.

Beginning in March 2020, PV revenue shifted over the course of the year from the non-GC model in 2019 to a full GC model in which the Company owns the contract as general contractor. The non-GC model was completely phased out prior to December 31, 2021.

Under ASC 606, revenue and associated profit, engineering, procurement and construction ("EPC") projects for residential projects that require us to deliver functioning solar power systems are generally completed within two to twelve months from commencement of construction. Revenues and related costs on construction contracts are recognized as the performance obligations for work are satisfied over time in accordance with ASC 606, Revenue from Contracts with Customers. We recognize revenue from EPC services over time as our performance creates or enhances an energy generation asset controlled by the customer.

The cost of materials or equipment will generally be excluded from our recognition of profit, unless specifically produced or manufactured for a project, because such costs are not considered to be a measure of progress. All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, the Company will recognize the loss in the period it is determined.

Revisions in cost and profit estimates during the course of the contract are reflected in the accounting period in which the facts which require the revision become known. We use an input method based on costs incurred as we believe that this method most accurately reflects our progress toward satisfaction of the performance obligation. Under this method, revenue arising from fixed-price construction contracts is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Contract assets represent revenues recognized in excess of amounts invoiced to customers on contracts in progress. Contract liabilities represent amounts invoiced to customers in excess of revenues recognized on contracts in progress. As of December 31, 2022 and 2021, contract assets and liabilities were insignificant to the financial statements and thus have been presented within accounts receivable, accounts payable and accrued liabilities. As of December 31, 2022 and 2021, the Company had unbilled revenue, considered a contract asset, of approximately $20.3 million recorded in accounts receivable.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended December 31,	
	2022	2021
General contractor revenue	$ 314,491,226	$ 180,244,826
EPC installation revenue	-	1,949,533
Registration, subscription & other revenue	13,914,876	5,682,734
	$ 328,406,102	$ 187,877,093

Consultant Fees

The Company generates revenue from fees paid by their independent consultants. New consultant onboarding fees are charged upfront to cover set up, training and access to the Powur platform. Ongoing monthly subscriptions continue to compensate the Company for the content, training, and data provided by the platform. The Company recognizes revenue for these services upon receipt, as the benefits are immediate and continually derived from the platform. As of December 31, 2022 and 2021, the amounts deferred were insignificant to the financial statements.

Deferred Revenue and Customer Deposits

The Company recognizes deferred revenue as the performance obligations for work are satisfied over time in accordance with ASC 606. The Company also recognizes a liability for milestone payments received in advance of the project installations, which is considered a contract liability. The milestone receipts are recognized within twelve months of the advance, unless a project cancellation occurs and a customer rebate is made.

Cost of Revenues

Cost of revenues consists primarily of the cost of delivered solar equipment, subcontractor design and installation costs, salaries and wages, and other costs directly related to the revenues recognized.

Commissions

The Company records a commission payable to its advisors at the time the solar installation is confirmed installed. Commissions paid in advanced are initially recorded as an asset, and recognized as an expense when the sale process is completed. Commissions are included within sales and marketing expense in the statements of operations.

Warranty Liability

The Company establishes warranty liability reserves to provide for estimated future expenses as a result of installation, product and performance defects, product recalls and litigation incidental to the Company's business. Liability estimates are determined based on management's judgment, considering such factors as historical experience, the likely current cost of corrective action, manufacturers' and subcontractors' participation in sharing the cost of corrective action, and consultations with third party experts such as engineers. Solar panel manufacturers currently provide substantial warranties of between ten to twenty-five years with full reimbursement to replace and install replacement panels. Inverter manufacturers currently provide warranties covering ten to thirty years including replacement and installation. Additionally, 67% of the Company's projects include a purchased extended warranty product covering equipment or installation repairs for 30 years. Warranty costs for the Company will be largely the time to support customer requests, and coordinate the equipment or installation repairs. The Company also anticipates costs to cover labor and parts expense not handled by installers. The warranty liability for estimated future warranty costs at December 31, 2022 and

2021 is $3,827,750 and $1,991,750, respectively. Because installer and equipment warranties are readily available and easily accessible in the first year following installation, the Company estimates 5% of 2022 projects will require warranty expense in the first 12 months, resulting in a $186,408 current warrant liability included within accrued liabilities, and $3,641,342 in long term warrant liability at December 31, 2022.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and 2021 were $134,596 and $232,836, respectively.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply solar equipment inventory, with one vendor accounting for 93% and 93% during the years ended December 31, 2022 and 2021, respectively. In addition, as of December 31, 2022 the vendor accounted for 85% of accounts payable. The loss of this vendor may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

During the years ended December 31, 2022 and 2021, 90% and 93% of the Company's GC model contracts were financed through lender partners who execute loan agreements directly with the Company's customers, respectively. The remaining percentages are paid in cash. Of the financed projects, three lenders accounted for 97% of the loans for the year ended December 31, 2022, and one lender accounted for 72% of the loans for the year ended December 31, 2021. The Company provides 4-5 lender options, it is the homeowner's choice, with guidance from the sales consultant. With many financing options in the solar industry the concentration does not present a risk to the Company.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee

consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it considers its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The Company uses the simplified method to determine the expected life of the option.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. NOTES PAYABLE

In May 2020, the Company received $120,219 in payroll protection program loans ("PPP"). In March 2021, the Company received forgiveness and thus recorded as other income and expense.

In June 2020, the Company received a $150,000 economic injury disaster loan ("EIDL"). The loan accrued interest at a rate of 3.75% annually and was collateralized by all personal property and intangible assets of the Company. The loan was repaid in 2021.

4. RIGHT OF USE LEASES

The Company entered into a 37-month lease agreement for commercial office space on October 14, 2020, which commenced on January 1, 2021. Base rents range from $13,257 to $14,487, with a security deposit of $14,487. The lease has been recorded as a right of use asset and liability – operating on the accompanying balance sheet in compliance with ASC 842. The Company used an incremental borrowing rate of 2% and a weighted average remaining life of 1.08 years within the calculation.

As of December 31, 2022, the future annual maturities of the Company's operating lease liabilities are as follows:

Fiscal Year Ending:		
2023	$	168,780
2024		14,487
Total lease payments		183,267
Less: imputed interest		(179)
Total lease liabilities	$	183,088

5. RELATED PARTY TRANSACTIONS

In February 2022, the Company entered into a note with the Chief Executive Officer. Under the terms of the note, the Company loaned the Chief Executive Officer a $1.0 million for a period of up to ten years incurring interest at 1.92% per annum. The Chief Executive Officer pledged 126,118 shares as collateral to the note. Principal and accrued interest is due on the first to occur of (1) 30 days after expiration date of any lock-up period placed on the pledged shares following an IPO of the Company, (2) closing date of the sale of the Company, (3) closing date of any sale of shares of the Company's stock, (4) 10 years from the effective date of the note, and (5) upon an occurrence of default.

6. COMMITMENTS AND CONTINGENCIES

Commitments

The Company records provisions for project installations in process or completed to which the credit application was no longer valid, the transaction was deemed fraudulent and the pertaining loans were either in the process of being cancelled or were cancelled. This cancellation requires the Company to reimburse the lender the loaned amount. The Company has or will execute internal loan agreements with customers which have the ability to pay. If repayment is not provable the Company expenses the amount.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations. The Company holds general reserves related to such matters.

7. STOCKHOLDERS' EQUITY

Preferred Stock

The Company has issued Series 1 preferred stock, Series 2 preferred stock, Series 3 preferred stock, Series 4 preferred stock and Series 5 preferred stock (collectively referred to as "Preferred Stock"). As of December 31, 2022 and 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of

10,000,000 shares of Preferred Stock. As of December 31, 2022 and 2021, there were 260,948 undesignated shares of Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

During the year ended December 31, 2021, the Company issued 554,318 shares of Series 5 preferred stock for net proceeds of $5,315,926. In addition, some of the holders received a total of 30,066 warrants to purchase additional shares of Class B common stock. The warrants vest upon issuance and are exercisable at a price per share of $9.59 for a period of five years. The transaction had no impact on the financial statements as the value is contained within equity.

As of December 31, 2022 and 2021 the Preferred Stock consisted of the following:

	Preferred Stock Designated	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series 1 preferred stock	375,000	375,000	$ 150,000	$ 150,000	375,000
Series 2 preferred stock	1,379,770	1,379,763	749,268	800,263	1,379,763
Series 3 preferred stock	5,852,385	3,203,834	1,085,704	1,089,304	3,203,834
Series 4 preferred stock	1,574,024	1,574,024	484,367	544,612	1,574,024
Series 5 preferred stock	557,873	554,318	5,315,926	5,315,926	554,318
	9,739,052	7,086,939	$ 7,785,265	$ 7,900,105	7,086,939

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of Class B common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of Class B common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

Dividends shall accrue from day to day, and shall be payable if and when declared by the Company's Board of Directors, in preference and priority to the payment of dividends on any shares of common stock. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the aggregate accrued dividends on such share of Preferred Stock which has not been previously paid. Holders of Preferred Stock are entitled to receive, in liquidation preference order, an annual cumulative dividend of a) $0.02 per share for Series 1 Preferred Stock, b) $0.017 per share for Series 3 Preferred Stock, c) $0.029 per share for Series 2 Preferred Stock, and d) $0.173 per share for Series 4 Preferred Stock. The dividends shall be payable for a period of five years after the date of issuance of the respective class of Preferred Stock. The Company may at any time accelerate the payment of the accrued dividends by paying to the preferred stockholders the accrued dividends in the amount of a) $0.10 per share for Series 1 Preferred Stock, b) $0.085 per share for Series 3 Preferred Stock (for which the Series 3 Preferred Stock will automatically convert to Class B common stock), c) $0.145 per share for Series 2 Preferred Stock, and d) $0.0865 per share for Series 4 Preferred Stock. Dividends are payable on the Series 5 Preferred Stock only if and when declared by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the preferred stockholders shall be entitled to a liquidation preference, in the following order, equal to:

a) Series 1 Preferred Stock $0.40 per share (“Series 1 Original Issue Price”) plus all accrued dividends whether or not declared

b) Series 3 Preferred Stock: $0.34 per share (“Series 3 Original Issue Price”) plus all accrued dividends whether or not declared

c) Series 2 Preferred Stock: $0.58 per share (“Series 2 Original Issue Price”) plus all accrued dividends whether or not declared

d) Series 4 Preferred Stock: $0.346 per share (“Series 4 Original Issue Price”) plus all accrued dividends whether or not declared.

e) Series 5 Preferred Stock: $9.59 per share (“Series 5 Original Issue Price”) plus all accrued dividends whether or not declared.

After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis.

The total liquidation preferences as of December 31, 2022 and 2021 amounted to $7,900,105 and $7,900,105, respectively.

Conversion

Each share of Preferred Stock is convertible into Class B common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of Class B common stock at the applicable conversion ratio then in effect upon the closing of a firm-commitment public offering resulting in at least $25,000,000 of gross proceeds to the Company.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Conversion Price per share is $0.40 for Series 1 Preferred Stock, $0.58 for Series 2 Preferred Stock, $0.34 for Series 3 Preferred Stock, $0.346 for Series 4 Preferred Stock and $9.59 for Series 5 Preferred Stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2022 and 2021, each share of each series of Preferred Stock was convertible into shares of Class B common stock on a one-for-one basis.

Common Stock

As of December 31, 2022 and 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 25,000,000 shares of common stock, of which 8,500,000 shares were designated to Class A common stock and 16,500,000 shares were designated to Class B common stock.

Class A and Class B common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the year ended December 31, 2022, the Company issued 14,658 shares of Class B common stock pursuant to exercises of stock options for proceeds of $6,567. During the year ended December 31, 2021, the Company issued 337,800 shares of Class B common stock pursuant to exercises of stock options for proceeds of $64,208.

During the year ended December 31, 2021, the Company issued 361,385 shares of Class B common stock for net proceeds of $3,240,416. The Company paid the placement agent $225,270 in connection with the offering.

As of December 31, 2022 and 2021, there were 8,500,000 shares of Class A common stock issued and outstanding. As of December 31, 2022 and 2021, there were 3,881,647 and 3,866,989 shares of Class B shares of common stock outstanding, respectively.

8. STOCK-BASED COMPENSATION

2015 Employee, Director, Advisor and Consultant Stock Option Plan

The Company has adopted the 2015 Employee, Director, Advisor and Consultant Stock Option Plan ("2015 Plan"), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2015 Plan was 5,600,000 shares as of December 31, 2022 and 2021. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted commons stock comprise all of the awards granted since the 2015 Plan's inception. As of December 31, 2022 and 2021, there were 57,160 and 211,321 shares available for grant under the 2015 Plan. All underlying securities under the 2015 Plan were shares of Class B common stock. Stock options granted under the 2015 Plan have vesting terms ranging from immediate vesting to over a five-year period.

A summary of information related to stock options for the years ended December 31, 2022 and 2021 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2020	4,114,358	$ 0.19	$ 25,140,013
Granted	899,158	5.71	
Exercised	(337,800)	0.19	
Forfeited	(98,750)	1.88	
Outstanding as of December 31, 2021	4,576,966	$ 1.63	$ 36,412,339
Granted	407,609	9.48	
Exercised	(14,658)	2.68	
Forfeited	(253,348)	0.45	
Outstanding as of December 31, 2022	4,716,569	$ 2.36	$ 34,086,147
Exerciseable as of December 31, 2022	3,563,620	$ 1.28	

	December 31, 2022	December 31, 2021
Weighted average grant-date fair value of options granted during year	$ 5.54	$ 5.52
Weighted average duration (years) to expiration of outstanding options at year-end	7.00	7.00

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Risk-free interest rate	0.50%	0.50%
Expected term (in years)	6.90	6.87
Expected volatility	61.0%	61.0%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2022 and 2021 was approximately $2.3 million and $5.0 million, respectively. Stock-based compensation expense for stock options of $2,268,417 and $1,667,362 was recognized under ASC 718 for the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, stock-based compensation expense was included in cost of goods sold, general and administrative expenses and sales and marketing expense of $765,409, $947,630 and $555,378, respectively. During the year ended December 31, 2021, stock-based compensation expense was included in cost of goods sold, general and administrative expenses and sales and marketing expense of $244,884, $1,151,609 and $270,869, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to approximately $5.0 million as of December 31, 2022 and will be recognized over a weighted average period of approximately 35 months as of December 31, 2022.

9. INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2022 and 2021:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Current income tax provision:		
Federal	$ 2,313,153	$ 514,721
State	422,997	324,868
Total current income tax provision	2,736,150	839,589
Deferred income tax benefit:		
Federal	(670,990)	(180,471)
State	323,075	(64,225)
Total deferred income tax benefit	(347,915)	(244,696)
Change in deferred tax asset valuation allowance	-	-
Total provision for income taxes	$ 2,388,235	$ 594,893

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Net operating loss carryforwards	$ (357,526)	$ 170,728
Depreciation and amortization	(306,032)	(215,224)
Reserves and accruals	1,713,417	838,756
Other	94,569	2,253
Net deferred tax assets	$ 1,144,428	$ 796,513

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined no valuation allowance is required.

Deferred tax asset was calculated using the Company's combined effective tax rate, which it estimated to be 27.0% and 27.0% for the years ended December 31, 2022 and 2021.

At December 31, 2021, the Company had a net operating loss carryforward available to offset future taxable income in the amount of approximately $2.7 million for state tax purposes. During the year ended December 31, 2022, the Company generated pretax income, reversing the net operating loss carryforward available in 2021.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions through 2022. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2022 tax years remain open to examination.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 6, 2023, the date the financial statements were available to be issued.

Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements, other than disclosed below.

Subsequent to December 31, 2022, the Company increased the authorized shares of the Company's stock option plan from 5.6 million to 6.6 million.